UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

URBAN BARNS FOODS INC.
(Name of Issuer)

Class A common stock, $0.001 par value per share
(Title of Class of Securities)

91704A204
(CUSIP Number)

DANIEL MEIKLEHAM
12936 Elbow Drive SW
Calgary, Alberta, Canada T2W 6G6
604.888.0420
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 91704A204

(1)	Name of Reporting Person: Daniel Meikleham

(2)	Check the Appropriate Box if a Member of a Group:

(a)	[ ]

(b)	[ ]

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6)	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power: 262.500

(8)	Shared Voting Power: 50,000*

(9)	Sole Dispositive Power: 262.500

(10)	Shared Dispositive Power: 50,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 312,500

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

(13)	Percent of Class Represented by Amount in Row (11): 0.001%**

(14)	Type of Reporting Person: IN

* These shares are held by the Meikleham Family Trust, a trust over which Mr. Meikleham has shared voting and dispositive power.

** Based upon an aggregate of 221,113,964 issued and outstanding shares as of December 16, 2013.

Item 1. Security and Issuer

This statement is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), with respect to the shares of Class A common stock, par value $0.001 per share, of Urban Barns Foods Inc., a Nevada corporation (the “Issuer”), owned by Daniel Meikleham (the “Reporting Person”) as of December 23, 2013. It amends and supplements the Schedule 13D filed by the Reporting Person on August 29, 2011 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The principal executive offices of the Issuer are located at Office 205 – 290 Lakeshore Road, Point-Claire, Quebec, Canada H9S 4L3.

Item 2. Identity and Background

(c)	Present principal occupation and employment

The Reporting Person is a businessman.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of 312,500 shares or approximately 0.001% of the Issuer’s Class A common stock.

(b)

The Reporting Person has the sole power to vote and direct the disposition of 262,500 shares of the Issuer’s Class A common stock and has the shared power to vote and direct the disposition of 50,000 shares of the Issuer’s Class A common stock

(c)

On December 23, 2013, the Reporting Person disposed of an aggregate of 21,750,000 shares of the Issuer’s Class A common stock in a private transaction at a price of $0.0148 per share for total consideration of $321,900. During the past 60 days, the Reporting Person has not effected any other transactions in the Issuer’s Class A common stock.

(e)	On December 23, 2013, the Investor ceased to be the beneficial owner of more than 5% of the Issuer’s Class A common stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2014

Signature:	/s/ Daniel Meikleham

Name/Title:	Daniel Meikleham